SEC EXEMPTION #82-4245

B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

03 JAN 23 AM 7:21

Monday, January 13, 2003

03003262

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Enclosures: Press Release – January 13, 2003

dlw 1/24

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

AMERICAN HOME TREASURES

SEC EXEMPTION #82-4245

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Monday, January 13, 2003

For Immediate Release | Stock Symbol: TSX: BFS

BFS Entertainment acquires video rights to Rudy: The Rudy Giuliani Story, starring James Woods

BFS Entertainment & Multimedia Limited (BFS:TSX) today announced that it has entered into an agreement with Carlton International for the exclusive North American home video licensing and distribution rights to **Rudy: The Rudy Giuliani Story**. The film, a Carlton America / Jam Pictures Production for USA Networks will be completed for Spring 2003.

"We consider this acquisition to be a real coup for BFS and we are proud to be involved in a program which documents the story of a leader, who faced the colossal and daunting task of rebuilding New York, in the aftermath of the terrorist attacks of September 11th. This is a great story about a great man and is now a crucial part of American and world history. We anticipate achieving excellent success with this program in North America and believe that it will contribute greatly in recognizing the critical role of the Mayor of New York during the events of September 11th", said Denis Donnelly, President and CEO of BFS Entertainment & Multimedia Limited. The film will be distributed under their **American Home Treasures** label.

The movie will star Emmy award-winner, **James Woods** *(Dirty Pictures, Ghosts Of Mississippi)* as the former New York City Mayor, Rudolph Giuliani. The story is set to chronicle Giuliani's tenure as Mayor of the nation's largest city, culminating with his work after the September 11th terrorist attacks.

Former New York Mayor, Rudy Giuliani proved himself to be a sensitive and strong political leader in the aftermath of the terrible events of September 11th and despite a history of bruising political and romantic battles, he was hailed as an international hero. Now, the story of his controversial life and central role in the handling of the worst terrorist crisis the world has ever known, is being transformed into film.

Giuliani had a real love/hate relationship with New York City during his two terms as Mayor and this, along with his early career and high profile and often tumultuous love life, will be explored in this movie. However, it is the events and aftermath of September 11th that remains the focus of the story and how he re-energized the City and captured the spirit of a nation under siege.

The film script has been written by award-winning writer **Stanley Weiser** *(Wall Street, Fatherland, Freedom Song)* from the book *Rudy* which was penned by **Wayne Barrett**, senior editor of *The Village Voice.*

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVDs for resale to retail and catalogs throughout North America.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
Denis B. E. Donnelly
President and CEO
E-mail ceo@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com